TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Announces Results from Annual Shareholder Meeting

May 9, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that Equinox Gold shareholders approved all matters voted on at the annual meeting of shareholders held earlier today, including the election of management's director nominees, the appointment of KPMG LLP as the Company's independent auditor, and acceptance of the Company's approach to executive compensation.

Ross Beaty, Chair of Equinox Gold's Board of Directors, commented: "I thank all our shareholders for their ongoing support of Equinox Gold as we continue our mission to become a major global gold producer. I am also pleased to welcome our new director, Trudy Curran. Trudy brings a wide range of legal, governance, capital markets and leadership experience and will be a wonderful addition to our Board."

Trudy Curran has extensive experience in capital markets, mergers and acquisitions, corporate strategy, governance and human resources across a range of industries, particularly oil and gas and mining. Ms. Curran previously served as a director of several resource companies and currently serves as a director of Baytex Energy, Trican Well Services Limited and the Alberta Securities Commission. She holds a Bachelor of Arts degree in English, a Bachelor of Laws degree from the University of Saskatchewan and the ICD.D designation from the Institute of Corporate Directors. Ms. Curran has been recognized as one of the Top 100 Most Powerful Women in Canada and is the recipient of the Governor General's Bronze medal award for her academic, athletic and community achievements.

Each of the matters voted on at the meeting are described in detail in the Company's Management Information Circular dated March 25, 2024, which is available on the Company's website at www.equinoxgold.com. A total of 205,468,093 common shares were represented at the meeting, being 62.32% of the Company's issued and outstanding common shares.

Board Size

Resolution	Votes For	Votes Against
To set the number of directors of the Company at nine	180,102,476 (99.78%)	402,320 (0.22%)

Election of Directors

Director Nominee	Votes For	Votes Withheld
Mr. Ross Beaty - Chair	180,183,257 (99.82%)	321,540 (0.18%)
Mr. Lenard Boggio - Lead Director	173,532,994 (96.14%)	6,971,803 (3.86%)
Ms. Maryse Bélanger	179,465,491 (99.42%)	1,039,306 (0.58%)
Mr. Gordon Campbell	179,479,778 (99.43%)	1,025,019 (0.57%)
Ms. Trudy Curran	180,042,099 (99.74%)	462,698 (0.26%)
Dr. Sally Eyre	178,735,609 (99.02%)	1,769,188 (0.98%)
Mr. Marshall Koval	175,074,525 (96.99%)	5,430,272 (3.01%)
Mr. Fraz Siddiqui	179,778,637 (99.60%)	726,160 (0.40%)
Mr. Greg Smith	180,136,631 (99.80%)	368,166 (0.20%)

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Appointment of Independent Auditor

Resolution	Votes For	Votes Withheld
Re-appointment of KPMG LLP as auditor of the Company for the ensuing year, and authorizing the Board to set the auditor's pay	204,370,326 (99.46%)	1,100,796 (0.54%)

Advisory Resolution on Executive Compensation

Resolution	Votes For	Votes Against
A non-binding advisory resolution approving the Company's approach to executive compensation	175,071,454 (96.99%)	5,433,342 (3.01%)

Equinox Gold Contacts

Greg Smith, President and Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com